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                                                                    EXHIBIT 99.2

EIMO OYJ STOCK EXCHANGE RELEASE APRIL 15, 2002 AT 12:15       1 (1)

DECISIONS OF THE ANNUAL GENERAL MEETING

..   Board proposals were approved
..   Dividend EUR 0.04 per share
..   Board continues as proposed

Eimo Oyj's Annual General Meeting decided today, according to the proposal of the company's Board of Directors, to approve the company's financial statements and release the members of the Board and the President from personal liability for the fiscal year ended on 31 December 2001. According to the Board of Directors' proposal, a dividend of EUR 0.04 per share was decided to be paid for fiscal year 1 January - 31 December, 2001. Thus a total of EUR 2,609.120 was decided to be paid as dividends on April 25, 2002 with the 18th of April, 2002 as matching date.

According to the original proposals, the Annual General Meeting authorized the company's Board to decide upon the increase of the company's share capital by issuing new shares, and/or by taking out a convertible loan as well as upon the issuance of option rights to company's key personnel, upon the acquisition of the company's own shares and their conveyance, and upon amendments to the Articles of Association.

The following members were elected to the Board of Directors: Mr. Daniel B. Canavan, Mr. Arto Kajanto, Mr. Elmar Paananen, Mr. Jalo Paananen, Mr. Markku Puskala and Mr. Anssi Soila. Mr. Jalo Paananen will continue as chairman. Accounting firm Tilintarkastajien Oy Ernst & Young with Mr. Pekka Luoma, authorized auditor, as principally responsible, was elected as company's auditors.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:
Elmar Paananen, Vice Chairman, IR           +358-500-503 865

DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release may include statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).